SMITH BARNEY INVESTMENT FUNDS, INC.

SMITH BARNEY SMALL CAP VALUE FUND

Sub-Item 77Q1

On June 24, 2005, Citigroup announced that is has signed a definitive agreement under which Citigroup will sell substantially all of its worldwide asset management business to Legg Mason, Inc. ("Legg Mason").

As part of this transaction, SBFM (the "Manager"), currently an indirect wholly owned subsidiary of Citigroup, would become an indirect wholly owned subsidiary of Legg Mason. The Manager is the investment adviser to the Fund. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Citigroup expects the transaction to be completed later this year.

Under the Investment Company Act of 1940, consummation of the transaction will result in the automatic termination of the investment management agreement between the Fund and the Manager. Therefore, the Fund's Board has approved a new investment management agreement between the Fund and the Manager to become effective upon the closing of the sale to Legg Mason. The new investment management agreement has been presented to the shareholders of the Fund for their approval.